Exhibit 99.48

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the “Meeting”) of holders of common shares of Black Mammoth Metals Corporation (the “Company”) will be held at Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia, at 10:00 a.m. (PST), on Friday, June 26, 2026, for the following purposes:

1.	To receive the audited financial statements of the Company, for the fiscal years ended December 31, 2024 and December 31, 2025;

2.	To appoint DeVisser Gray LLP, Chartered Accountants as the auditors of the Company for the ensuing year and to authorize the board of directors to fix their remuneration;

3.	To fix the number of directors at four (4) and to elect the board of directors for the ensuing year;

4.	To consider and, if thought advisable, to pass an ordinary resolution approving renewal of the Stock Option Plan; and

5.	To transact such other business as may be properly brought before the Meeting or any adjournment(s) thereof.

A Shareholder unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please refer to the notes accompanying the enclosed Proxy, then complete and return the Proxy to Computershare within the time set out in the notes.

Accompanying this Notice of Meeting is an Information Circular and a Form of Proxy. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

DATED this 22nd day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

“Dustin Henderson”

President and Chief Executive Officer